June 30, 2011

Via EDGAR

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-6010

Attention:	Daniel L. Gordon, Branch Chief
Wilson K. Lee

RE:	CME Group Inc. Form 10-K for the fiscal year ended December 31, 2010, filed February 28, 2011, File No. 001-31553

Dear Mr. Gordon:

CME Group Inc. (the “Company”) has received the additional comments from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your follow up letter, dated June 9, 2011, regarding the Commission’s review of the above-referenced Company filing (the “Comment Letter”). The Company hereby submits its response to the Staff’s comments contained in the Comment Letter, as set forth below. For the convenience of the Staff, each of the Staff’s comments has been reproduced below and is set forth in bold and italics immediately prior to the Company’s response.

Note 18 Contingencies, page 96

We have considered your response to comment three. Further to our previous comment, for any contingencies where you are unable to estimate a range of reasonably possible losses, please explain the procedures you undertake on a quarterly basis to attempt to develop a range of reasonably possible loss for disclosure. In addition, to the extent the plaintiff has requested in public filings, a quantified amount please explain why a range of reasonably possible loss cannot be determined. For cases that have been outstanding for several years we would expect that at some point you would be able to come up with a range of possible loss (i.e., Fifth Market and Real Time).

Response: In connection with the preparation and filing of its periodic reports, the General Counsel in consultation with the attorney(s) in the legal department responsible for the Company’s ongoing litigation matters, meets with representatives of the Accounting Department and the external auditors to discuss the status and potential impact of the Company’s legal matters. The discussion includes the status of the legal matters, including whether any particular quantifiable demands for damages have been made and/or settlement discussions have been authorized as well as other key milestones within the particular matter that may trigger a change in the disclosure. To the extent that any settlement discussions have been authorized, an associated accrual is included in the Company’s financial statements. Any requests for quantified damages are assessed for their reasonableness and probability for recovery should the matter proceed to trial and disclosures are added to the periodic filing accordingly. We establish an accrued liability for legal and regulatory proceedings when those proceedings present loss contingencies that are both probable and estimable. Any accruals are adjusted as proceedings develop, as appropriate. For proceedings where an accrued liability has not been established but we believe a loss is reasonably possible, we will provide a current estimate of the range of possible loss if the determination is possible and the loss is material or will indicate that the range of possible loss cannot be estimated. For proceedings where we are unable to estimate a range of possible loss, we will disclose the potential magnitude of the claim to the extent possible.

In connection with both the Garber and Fifth Market matters, the Company filed requests with the U.S. Patent and Trademark Office (USPTO) to re-examine the validity of the patents at issue. Subsequent to our initial response to the Comment Letter, these re-examinations were granted. As a result, pending the decision of the USPTO, the Garber case has been dismissed with a right to reinstate and the Fifth Market case has been stayed. We expect the decisions from the USPTO to be appealed and a final determination will take three to five years. These re-examinations may result in various outcomes, including decisions on the validity of the patents at issue. We expect the decisions of the USPTO to impact the merits of the Garber and Fifth Market cases. In light of the uncertainty of the decisions of the USPTO and their impact on the merits of the underlying cases, the Company is unable to determine a range of reasonably possible losses during the pendency of these reviews. We will update our disclosures accordingly upon their resolution. We also note that although the Realtime claim has been pending since 2009, the parties have been in dispute regarding the appropriate venue of the matter. As a result, the case has not yet proceeded to the discovery phase. Absent discovery, the Company is unable to determine a range of reasonably possible losses.

The Company plans to include the following disclosure in its next periodic report with such updates that occur prior to the filing of the report, if any:

In 2008, Fifth Market filed a complaint against CME Group and CME seeking a permanent injunction against CME’s Globex system and unquantified enhanced damages for what the plaintiff alleges is willful infringement of two U.S. patents, in addition to costs, expenses and attorneys’ fees. The matter has been stayed pending the outcome of a re-examination of the patents at issue by the U.S. Patent and Trademark Office (USPTO). Based on its investigation to date and advice from legal counsel, the company believes this suit is without merit and intends to defend itself vigorously against these charges.

In 2009, CME and CBOT filed a complaint against Howard Garber seeking a declaratory judgment that neither CME nor CBOT was infringing certain of Mr. Garber’s patents and that one of his patents is invalid and unenforceable. In 2009, Technology Research Group LLC, the current owner of one of the patents at issue, filed counterclaims alleging that CME and CBOT infringe, induce or contribute to the infringement and willfully infringe its patent. Technology Research is seeking an injunction and damages no less than a reasonable royalty. Trial was originally set for June 2011. The matter has been dismissed with right to reinstate pending the outcome of a re-examination of the patents at issue by the USPTO. Based on its investigation to date and advice from legal counsel, the company believes this suit is without merit and intends to defend itself vigorously against these charges.

In 2009, Realtime Data LLC filed a complaint against CME Group and other exchanges alleging willful infringement of four patents which was later amended to add CBOT and NYMEX as defendants. Subsequently, two additional lawsuits have been filed each adding a claim for the infringement of an additional patent. One of these lawsuits has been consolidated with the original action and the other is under consideration for consolidation. Realtime Data is seeking a permanent injunction, unquantified enhanced damages, attorneys’ fees and costs. Discovery in this matter has not commenced. Trial is set for 2012. Based on its investigation to date and advice from legal counsel, the company believes this suit is without merit and intends to defend itself vigorously against these charges.

The foregoing legal matters involve alleged infringements of intellectual property, which due to their nature involve potential liability that is uncertain, difficult to quantify and involve a wide range of potential outcomes. The company believes that the matters are without merit and intends to defend itself vigorously against the claims. We expect the re-examinations by the USPTO in the Fifth Market and Garber matters to result in a determination of the validity of the patents at issue which we expect will have an impact on the merits of the matters. Given the uncertainty of the potential outcome of the re-examinations, at this time the company is unable to estimate the reasonably possible loss or range of reasonably possible loss in the unlikely event it were found to be liable at trial in these matters. In the Realtime matter, no estimate of our reasonably possible loss or range of reasonably possible loss may be made at this time because the damages sought in the proceeding have not been quantified or substantiated and the discovery phase of the matter has not commenced.

In your disclosures you have stated that your contingency matters will not have a material adverse affect on your consolidated financial position or results of operations. It is unclear whether the phrase “material adverse” represents a higher threshold than the term “material”. Please revise this language in future filings to ensure your disclosures provide information in the context of that which is material to your financial statements, rather than any variation thereof. Please provide us the disclosure you will include in future Exchange Act periodic reports to address this issue.

Response: The Company will include the following revised disclosure in future quarterly filings:

In addition, the company is a defendant in, and has potential for, various other legal proceedings arising from its regular business activities. While the ultimate results of such proceedings against the company cannot be predicted with certainty, the company believes that the resolution of any of these matters on an individual basis or in the aggregate will not have a material impact on its consolidated financial position or results of operations.

Note 5. Contingencies, page 14

We note that you have used the phrase “estimated potential damages” in your revised disclosures within your March 31, 2011 10-Q. This language is not contemplated by Topic 450 of the Financial Accounting Standards Codification. Please revise your disclosures in future filings to use the phrase “reasonably possible loss”.

Response: The Company will revise future filings to use the phrase “reasonably possible loss” in its contingencies disclosures.

Acknowledgement

In connection with the Company’s response to the Staff’s comments, the Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If the Staff has any questions, concerns or additional comments regarding the foregoing, please contact me at (312) 930-3488 (phone) or (312) 930-4556 (fax).

Sincerely,

Kathleen M. Cronin
Managing Director, General Counsel and Corporate Secretary